BB 4/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09056837

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quiet Light Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Shannon & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 • COUNTRYSIDE, ILLINOIS 60525
TEL (708)482-3000 • FAX (708)482-4010 • E-MAIL CPA@PETERSHANNONCO.COM
Members of American Institute of Certified Public Accountants and Illinois Society of Certified Public Accountants

February 4, 2009

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Gentlemen:

In planning and performing our audits of the financial statements of Quiet Light Securities, LLC (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we considered to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 4, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Shannon & Co.

Certified Public Accountants

QUIET LIGHT SECURITIES, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

PETER SHANNON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
6412 JOLIET ROAD, SUITE 1 ■ COUNTRYSIDE, ILLINOIS 60525

February 4, 2009

Quiet Light Securities, LLC
141 West Jackson Boulevard, Suite 2020A
Chicago, Illinois 60604

Independent Auditor's Report

Gentlemen:

We have audited the accompanying statements of financial condition of Quiet Light Securities, LLC as of December 31, 2008 and 2007 and the related statements of income, changes in member's equity and accumulated other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quiet Light Securities, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The detailed information included in the report (shown on page sixteen) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter Shannon & Co.

Certified Public Accountants

Index

Quiet Light Securities, LLC
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Current Assets		
Cash and Cash Equivalents	$ - 0 -	$ - 0 -
Securities Owned (Marketable, at Market Value) (Note 5)	1,176,996,447	202,889,605
Prepaid Expenses and Miscellaneous	59,500	75,500
	$ 1,177,055,947	$ 202,965,105
Property and Equipment (Notes 2 and 6) (Net of Accumulated Depreciation of $774,217 in 2008 and $519,027 in 2007)	$ 7,921	$ 15,068
Other Assets		
Chicago Mercantile Exchange Deposit	$ 532,257	$ 517,640
Insors Integrated Communications, Inc. Options (Note 7)	2,000	2,000
O'Connor & Company LLC Preferred Stock (Note 7)	10,000	10,000
Investments (Note 8)	2,965,776	12,991,468
Exchange Memberships (Note 9)	1,827,809	1,165,009
	$ 5,337,842	$ 14,686,117
Total Assets	$ 1,182,401,710	$ 217,666,290
Liabilities and Member's Equity		
Current Liabilities		
Book Overdraft	$ 12,539	$ 119,696
Accounts Payable	164,418	67,372
Payable to Clearing Organizations (Note 4)	163,729,412	6,800,732
Securities Sold, Not Yet Purchased, at Market Value (Note 5)	953,897,383	151,368,973
Accrued Expenses and Miscellaneous	7,984,476	2,392,909
Due to Quiet Light Trading, LLC	10,188,765	7,928,473
	$ 1,135,976,993	$ 168,678,155
Member's Equity		
Member's Equity	$ 43,754,639	$ 39,021,865
Accumulated Other Comprehensive Income (Note 17)	2,670,078	9,966,270
	$ 46,424,717	$ 48,988,135
Total Liabilities and Member's Equity	$ 1,182,401,710	$ 217,666,290

The accompanying notes are an integral part of these financial statements.

Exhibit II

Quiet Light Securities, LLC
Statements of Income
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Net Trading Revenue	$ 31,726,114	$ 39,962,334
Other Income	47,599	112,626
	$ 31,773,713	$ 40,074,960
Expenses		
Compensation and Benefits	$ 9,556,119	$ 5,043,320
Other Expense	1,058,152	729,361
	$ 10,614,271	$ 5,772,681
Net Income	$ 21,159,442	$ 34,302,279

The accompanying notes are an integral part of these financial statements.

Exhibit III

Quiet Light Securities, LLC
Statements of Changes in Member's Equity and Accumulated Other Comprehensive Income
Years Ended December 31, 2008 and 2007

	2008		2007	
	Member's Equity	Accumulated Other Comprehensive Income	Member's Equity	Accumulated Other Comprehensive Income
Beginning of Year	$ 39,021,865	$ 9,966,270	$ 8,862,836	$ 26,397,402
Net Income	21,159,442		34,302,279	
Member's Distributions	(16,426,668)		(4,143,250)	
Other Comprehensive Loss (Note 17)		(7,296,192)		(16,431,132)
End of Year	$ 43,754,639	$ 2,670,078	$ 39,021,865	$ 9,966,270

The accompanying notes are an integral part of these financial statements.

Exhibit IV

Quiet Light Securities, LLC
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Operating Activities		
Net Income	$ 21,159,442	$ 34,302,279
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	255,190	11,918
Changes in Operating Assets and Liabilities		
Increase in Securities Owned	(974,106,842)	(77,316,369)
Decrease in Prepaid Expenses	16,000	19,000
Increase in Accounts Payable, Accrued Expenses, Payable to Clearing Organizations, and Securities Sold, Not Yet Purchased	965,038,546	40,802,350
Net Cash Provided (Used) by Operating Activities	$ 12,362,336	$ (2,180,822)
Investing Activities		
Acquisition of Property and Equipment	$ (248,043)	$
Exchange Memberships	(662,800)	
Chicago Mercantile Exchange Deposit	(14,617)	(81)
Chicago Mercantile Exchange Holdings, Inc. Common Stock and The Chicago Board of Trade Holdings, Inc. Common Stock	2,729,500	4,440,954
Due to Quiet Light Trading, LLC	2,260,292	1,813,222
Net Cash Provided by Investing Activities	$ 4,064,332	$ 6,254,095
Financing Activities		
Member's Distributions	$ (16,426,668)	$ (4,143,250)
Net Cash (Used) by Financing Activities	$ (16,426,668)	$ (4,143,250)
(Decrease) in Cash and Cash Equivalents (Note 2)	$ - 0 -	$ (69,977)
Cash and Cash Equivalents - Beginning of Year	- 0 -	69,977
Cash and Cash Equivalents - End of Year	$ - 0 -	$ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1 Company's Activities

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a non-clearing member firm of The Chicago Mercantile Exchange, The Chicago Board of Trade, The Chicago Board Options Exchange, Eurex U.S., and Eurex A.G. The Company is a single member limited liability company (LLC). The Company is primarily engaged in the business of options market-making and other trading and arbitrage activities for its proprietary accounts.

Note 2 Summary of Significant Accounting Policies

Revenue and Cost Recognition

The books of the Company are maintained on an accrual basis for financial statement as well as tax return purposes.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all futures transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Substantially all of the Company's securities are readily marketable.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. However, the Company classifies its Receivables from Clearing Organizations separately although these accounts are considered the equivalent of cash. Many of the Company's options contracts expire (mature) in three months or less, and the Company has therefore classified these securities separately as appropriate.

Property and Equipment

Property and equipment are stated at cost. Depreciation is taken on both accelerated and straight-line methods at rates sufficient to amortize the property and equipment over their estimated useful lives. Principal rates of depreciation are:

Office Furniture and Equipment	Five to Seven Years

Repairs and maintenance are charged against income; additions and major improvements are capitalized and depreciated.

Note 2 Summary of Significant Accounting Policies (Continued)

Long-Lived Assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets are recognized based on the excess of the asset's carrying amount over the fair value of the asset. In management's opinion, no impairment exists.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2008 and 2007.

Income Taxes

The Company is a single member limited liability company (LLC) and as such the income taxes due on the income reportable by the Company are reportable in the tax return of its single member.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Reclassifications

Certain items in the prior year financial statements have been reclassified to conform with current year presentation.

Note 3 Fair Values

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short period of time to maturity.

Note 3 **Fair Values (Continued)**

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2008

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Securities Owned	$ 1,176,996,447	$	$	$	$ 1,176,996,447
Investments	2,965,776				2,965,776
Totals	$ 1,179,962,223	$	$	$	$ 1,179,962,223
Liabilities					
Securities Sold, Not Yet Purchased	$ 953,897,383	$	$	$	$ 953,897,383
Totals	$ 953,897,383	$	$	$	$ 953,897,383

Note 4 **Receivable / Payable with Clearing Organizations**

The Company clears certain of its transactions through other broker-dealers and exchange approved general clearing firms on a fully disclosed basis. The amount payable to the clearing firms relates to the aforementioned transactions and is secured by the equity in the accounts held with the clearing firms.

Note 5 **Securities Owned and Securities Sold, Not Yet Purchased**

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Assets	Liabilities
Options and Stocks	$ 1,176,996,447	$ 953,897,383

Note 6 **Property and Equipment**

	2008	2007
Assets		
Office Furniture and Equipment	$ 782,138	$ 534,095
Accumulated Depreciation and Amortization		
Office Furniture and Equipment	774,217	519,027
Net Property and Equipment	$ 7,921	$ 15,068

Note 7 **Common Stock, Preferred Stock, and Limited Liability Company Membership Interest**

The Company acquired 200,000 options ($2,000) of Insors Integrated Communications, Inc., Class B non-voting common capital stock in connection with its financing agreement with Insors. The Company acquired one share ($10,000) of O'Connor & Company LLC Class A preferred stock. The Company acquired a 1/5 of one unit limited liability company membership interest in Gelber Securities, LLC.

Note 8 **Investments**

The Company reports on its statements of financial condition certain investments in the Chicago Mercantile Exchange Holdings, Inc. as summarized below.

The fair value and cost basis of the Chicago Mercantile Exchange ("CME") Holdings, Inc. common stock is as follows:

	Fair Value	Cost
Total Investment in Shares of CME Holdings, Inc.	$ 2,965,776	$ 295,698

Fair market value for the shares of CME Holdings, Inc. was determined from the New York Stock Exchange based upon the December 31, 2008 closing price. The investment in the shares of CME Holdings, Inc. is recorded at fair market value.

Note 8 **Investments (Continued)**

The Company owns 14,251 shares, held for investment, of CME Holdings, Inc. As of December 31, 2008, some of the shares in CME Holdings, Inc. have been assigned to the CME for membership purposes. The Company operates as an "inactive" clearing member firm at the CME.

Each of the Companys' CME memberships are attached with a "B Share" of CME Holdings, Inc. The Company owns one of each of the following: B-1, B-2, B-3, and B-4. Class B Shares in CME Holdings, Inc. cannot be sold or transferred separately from the sale of the associated membership (CME, IMM, IOM, or GEM) in the Exchange. That is, Class B Shares must be sold or transferred with the associated CME, IMM, IOM, or GEM membership. Further, no membership in the Exchange may be sold unless the purchaser also acquires the associated Class B Share. Class B Shares and the associated membership may, however, be sold separately from Class A Shares at any time unless the shares are assigned for clearing purposes.

On July 12, 2007 CBOT Holdings, Inc. merged into Chicago Mercantile Exchange Holdings, Inc., to form CME Group. Each share of CBOT Holdings Class A Common Stock was exchanged for .3750 of a share of CME Holdings Class A Common Stock.

Note 9 **Exchange Memberships**

Chicago Board of Trade (CBOT) and CME Memberships

	Fair Value	Cost
CBOT Full Member (Professional Firm)	$ 1,067,000	$ 769,703
CME Memberships	1,481,000	1,058,106
Total	$ 2,548,000	$ 1,827,809

Fair market values for the Chicago Mercantile exchange memberships and for the Chicago Board of Trade exchange memberships were determined from the December 31, 2008 last sale price.

The exchange membership in the CBOT and CME are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2008 and 2007.

Note 10 **Related Parties**

The Company shares its office, facilities, and support services and associated costs among related companies.

Note 11 Lease Obligations

The Company entered into a lease for the space occupied in the Chicago Board of Trade Building. The lease is for a term beginning June 1, 2006 through May 31, 2011. The future payments are as follows:

	Annual	Monthly
June 1, 2006 – May 31, 2007	$ 192,250	$ 16,021
June 1, 2007 – May 31, 2008	192,250	16,021
June 1, 2008 – May 31, 2009	192,250	16,021
June 1, 2009 – May 31, 2010	192,250	16,021
June 1, 2010 – May 31, 2011	192,250	16,021

In addition to the above base rental, the Company will be responsible for its proportionate share of escalation allocations, real estate taxes, and operating expenses. The Company also subleases space to its affiliated entities, but future payments on those arrangements have not been netted in the amounts reported above.

The Company has entered into various other leases for month-to-month booth space and seat leases on various exchange floors and leases for the rental of equipment.

Note 12 Profit Sharing Retirement Plan

The Company has established a 401(k) profit sharing retirement plan effective July 1, 2001. The plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. The plan covers all full-time employees who have at least three months of service. The Company contributes to the plan on an elective basis. For the plan years 2008 and 2007, the Company contributed $ - 0 - and $ - 0 - , respectively.

Note 13 Financial Instruments – Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. To date, the Company has not entered into any over-the-counter transactions, requiring any valuations other than quoted market prices.

Derivatives used include futures and options contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments, except for equity securities classified as available-for-sale, are recorded at fair value with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Note 13 **Financial Instruments – Accounting Policies (Continued)**

The Company's investment in Chicago Mercantile Exchange Holdings, Inc. common stock has been classified as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the average cost method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Fair values of options contracts are recorded in Securities Owned or Securities Sold, Not Yet Purchased as appropriate. Open equity in futures transactions are recorded as Receivables from and Payables to Clearing Organizations in the statements of financial condition.

Premiums for written and purchased option contracts are reported on a gross basis in the statements of financial condition at fair value.

The financial instruments of the Company are reported in the Statements of Financial Condition at fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 14 **Financial Instruments with Off-Balance-Sheet Risk**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures contracts denominated in United States dollars and foreign currencies, exchange-traded options, and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage portfolio risks and are subject to varying degrees of market risk.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the futures contract or underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk.

Futures contracts and options on futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the Statements of Financial Condition. At December 31, 2008 and 2007, the Company had commitments to enter into future resale and repurchase agreements. At December 31, 2008 and 2007, the Company had also borrowed securities and pledged securities against those borrowed securities.

Note 14 **Financial Instruments with Off-Balance-Sheet Risk (Continued)**

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 and 2007, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

Note 15 **Derivative Financial Instruments**

All of the Company's transactions with off-balance-sheet risk are short-term in duration. The Company enters into exchange traded futures transactions as a part of its regular options market-making risk management operations. Futures transactions are generally executed to reduce risk in the Company's options positions. The Company also enters into futures transactions as a part of its inter-market arbitrage trading activities. The risk controls over these operations ensure that the net, inter-market futures positions are ("flat") price neutral overnight. As of December 31, 2008 and 2007, the Company reported $333.0 million and $56.1 million of notional value in long futures contracts and $296.8 million and $288.0 million in short futures contracts, respectively.

Substantially all of the Company's options contracts expire within one year. Options contracts are classified on the statements of financial condition as Securities Owned (Assets) and Securities Sold, Not Yet Purchased, at Market Value (Liabilities).

Note 16 **Concentrations of Risk**

The Company is engaged in various trading activities exclusively through regulated exchanges in the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchange and its clearing firms. The Company may hold significant amounts of money in various banks in excess of the amount covered under FDIC insurance.

Note 17 **Other Comprehensive (Loss)**

The components of other comprehensive loss are as follows:

	2008	2007
Unrealized Gains (Losses) on Chicago Mercantile Exchange ("CME") Holdings, Inc. Investments During the Year	$ (7,296,192)	$ 9,966,270
Adjustments for Losses Realized and Included in Net Income		(26,397,402)
Total Other Comprehensive Loss	$ (7,296,192)	$(16,431,132)

Accumulated Other Comprehensive Income presented in the accompanying statements of financial condition consists of the accumulated net unrealized losses on assets classified as available-for-sale investments, interpreted under Financial Accounting Standards Board No. 115.

Note 18 Guarantees

Derivative Contracts

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 19 **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer, the greater of:

1. Minimum dollar net capital requirement ($100,000), or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debts if alternative method is used.

At December 31, 2008, the Company had net capital of $44,297,646 which was $43,074,333 in excess of its required net capital of $1,223,313.

Note 20 **Collateral**

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2008, consist of the following:

Financial Statement Classification	Carrying Amount
Securities Owned	$ - 0 -

Note 21 **Member's Equity (Deficit)**

The Company is a Limited Liability Company. Member's Equity (Deficit) represents member's contributions, distributions and operating income or loss. Current operating income or loss is assigned to each member based on the Company's operating or other appropriate agreement.

Schedule A

Quiet Light Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Total Member's Capital	$ 46,424,717	$ 48,988,135
Unallowable Assets	(1,906,729)	(4,011,076)
Commodity Futures Contracts Proprietary Capital Charges	(72,012)	(940,425)
Haircuts Required	(148,330)	(3,328,207)
Net Capital	$ 44,297,646	$ 40,708,427
Minimum Net Capital Requirement	1,223,313	700,530
Excess Net Capital	$ 43,074,333	$ 40,007,897

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.